July 1, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng Division of Corporate Finance

Re:	AlphaPoint Technology, Inc. ("the Company") Registration Statement on Form S-1/A File No. 333-173028 Filed June 14, 2011

Dear Ms. Maryse Mills-Apenteng:

In response to your letter of June 27, 2011 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed June 14, 2011 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Risk Factors

We are currently deficient of liquidity   . , page 5

1.	We refer to prior comment 1 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

RESPONSE:

We revised our disclosure to include the following statement: “We estimate that our current available cash will satisfy approximately one month of our operating cash flow requirements.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

2.	We refer to prior comment 3 and reissue that comment, in part. Please disclose here the number of months your current cash reserves will fund your operations.

RESPONSE

We revised our disclosure to include the following statement: “We estimate that our current available cash will satisfy approximately one month of our operating cash flow requirements.”

Notes to the Financial Statements, page F-7

3.	Please revised all headers of footnote pages related to the year ended December 31, 2010 to identify them as “Notes to the Audited Financial Statements.”.

RESPONSE

We corrected the title as requested.

Note 1 Nature of Operations and Significant Accounting Policies

Revenue recognition, page F-9

4.

We have considered your responses to prior comments 4 and 5 in your letters filed June 14, 2011 and June 24, 2011.  Based upon the information provided in your responses and disclosed in your filings, the Staff believes that the company has not demonstrated that it can establish VSOE as defined in ASC 985-605.  Due to the limited operating history of the company and limited number of transactions, the company lacks historical evidence to support the establishment of VSOE of fair value for the various elements of your software arrangements

RESPONSE:

We restated our financial statements to reflect the SEC’s position that we are unable to demonstrate that we can establish VSOE as defined in ASC 985-605.  We included an explanatory note on page 2 of our amended filing describing the changes made in our financial statements and footnotes regarding our correction of an accounting error regarding our revenue recognition policy.  Our footnote is referenced and includes the effect of the correction, as required by FASB ASC 250-10-50.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile (941).531-4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   AlphaPoint Technology, Inc.  Form S-1/A-4 Registration Statement

2.   Exhibit 23